EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

NAME OF ORGANIZATION	STATE OR OTHER JURISDICTION OF INCORPORATION
Greenville Tube Company	Delaware
RathGibson Australia Pty. Ltd.	Australia
RathGibson Tubes Private Limited	India
RathGibson Pte. Ltd.	Singapore